

June 9, 2020

Donald A. Merril
Executive Vice President and Chief Financial Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, TX 77494

      Re: U.S. Silica Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed February 25, 2020
           File No. 001-35416

Dear Mr. Merril:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Summary of Reserves, page 42

1.   Proven and probable reserves are disclosed for your Cheto, Colado, Fernley, Fowlkes, and Hazen Mines. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

    - Property and geologic maps

    - Description of your sampling and assaying procedures

    - Drill-hole maps showing drill intercepts

    - Cutoff grades used for each category of your reserves and resources

• Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

• A detailed description of your procedures for estimating reserves

• Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

• A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2. We note your reserve price ranges for Diatomaceous Earth, Perlite, and Clays. Please provide an annual summary of your product sales, volumes, and revenues for the last 5 years that support your reserve estimate price ranges. As part of your response, tell us how you determined that the upper ranges of your reserve prices reflect your sales markets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler at (202) 551-3718 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation